     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No.75
dated June 26, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes
Pricing Sheet – July 24, 2006

8% SPARQS due August 20, 2007
 Mandatorily Exchangeable for Shares of Common Stock of
Genentech, Inc.
 Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Offering Price	:	$8.037 per SPARQS

Exchange Ratio	:	.10 share of DNA Stock per SPARQS

Yield to Call	:	16%

Interest Rate	:	8% per year

Interest Payment Dates	:	November 20, 2006, February 20, 2007, May 20, 2007 and the Maturity Date

Aggregate Principal Amount	:	$12,000,004.515

Pricing Date	:	July 24, 2006

Original Issue Date (Settlement Date)	:	July 31, 2006

Listing	:	AMEX

Exchange Symbol	:	DGK

CUSIP	:	61747S868

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.1306 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 75 dated June 26, 2006 Prospectus Supplement for SPARQS dated January 25, 2006 Prospectus dated January 25, 2006